

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Stephen A. Hellrung, Esq.
Senior Vice President, General Counsel and Secretary
Graphic Packaging Holding Company
814 Livingston Court
Marietta, Georgia 30067

>   **Re: Graphic Packaging Holding Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 001-33988**

Dear Mr. Hellrung:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director